Volato Group, Inc.

1954 Airport Road, Suite 124

Chamblee, Georgia 30341

May 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Volato Group, Inc. Registration Statement on Form S-1 File No. 333-287015

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on May 14, 2025, or as soon thereafter as practicable.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by Volato Group, Inc. that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

VOLATO GROUP, INC.

By:	/s/ Mark Heinen
Name:	Mark Heinen
Title:	Chief Financial Officer

cc:	Kate Bechen, Esq.